

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2008

Mr. Steven Bronson
Chief Executive Officer
Ridgefield Acquisition Corp.
100 Mill Plain Road
Danbury, CT 06811

> **Re:** **Ridgefield Acquisition Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 6, 2008**
> **Response Letter Dated August 5, 2008**
> **File No. 000-16335**

Dear Mr. Bronson:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A (T). Controls and Procedures, page 1

Disclosure Controls and Procedures, page 1

1.   We note that in your amended 10-KSB filed August 6, 2008 your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and *reported* within

the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

<u>Management's Annual Report on Internal Control over Financial Reporting, page 2</u>

2.   We note that your principal executive officer *believes* that based on his assessment, as of December 31, 2007, the Company's procedures of internal control over financial reporting was effective. Please revise to state clearly, if true, that your principal executive officer *has concluded* that the Company's internal control over financial reporting was effective.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan Milne
Accounting Branch Chief